Exhibit 99.1

PRESS RELEASE Regulated information
Monday 20 February 2023 – 08.00 am CET

REVISED CONVENING NOTICE SPECIAL GENERAL

MEETING OF 23 MARCH 2023

ANTWERP, Belgium, 20 February 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Special General Meeting to be held on Thursday 23 March 2023 at 02.00 p.m. CET in 2000 Antwerp, Schaliënstraat 3.

On 16 February 2023, the Company received a request pursuant to Article 7:130 of the Belgian Code of Companies and Associations from Famatown Finance Limited, a shareholder owning more than 3% of the outstanding shares of the Company to add two additional proposed decisions to the agenda of the special shareholders’ meeting, which was published on 6 February 2023.

Revised Agenda – Item 4 – Appointment of John Frederiksen & Cato H Stonex

These additional agenda items and proposed decisions for the special shareholders’ meeting are included in the revised “Agenda of the special shareholders’ meeting”, under item 4 (“Appointment of member of the Supervisory Board”) as published on our website https://www.euronav.com/en/investors/legal-information/agm/2023/.The biographies of Mr Frederiksen and Mr Stonex are listed below.

Euronav Supervisory Board Recommendations

As a reminder to investors the Supervisory board of Euronav has recommended the following voting guidance at the upcoming SGM.

PRESS RELEASE Regulated information
Monday 20 February 2023 – 08.00 a.m. CET

In view of the record date of Thursday 9 March 2022, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Wednesday 8 March 2023 at 8.00 a.m. (Belgian time) until Friday 10 March 2023 at 8.00 a.m. (Belgian time) (“Freeze Period”).

A revised proxy form and voting form are available on the company’s website https://www.euronav.com/en/investors/legal-information/agm/2023/. The practical formalities for participation to this meeting are described in the revised convening notice.

Biographies

Mr John Frederiksen – representative of Famatown

Current Chairman of ST Energy Transition I and Director at Frontline and Golden Ocean Group. Mr Frederiksen has extensive experience from over five decades engaged in shipping investments. He manages a family trust controlling significant interests in shipping, offshore, property, fish farming and other industries and has interests in well known publicly listed shipping companies including Frontline, Golden Ocean, SFL Corp., Flex LNG and Avance Gas.

Mr Cato H Stonex – representative of Famatown

Mr Stonex is founder of WMC Capital, an investment company focused on the recovery of the global shipping industry. In addition he is also the founding partner of Stone Capital Partners, focusing on stock picking in small and mid-cap equities. Mr Stonex remains a director of Obotritia, a conglomerate with interests in property, venture capital and banking Mr Stonex began his career at Morgan Grenfell & Co and then as Fund Manager at J Rothschild & Co.

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Contact:

Brian Gallagher – Head of IR, Research and Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

PRESS RELEASE Regulated information
Monday 20 February 2023 – 08.00 a.m. CET

Announcement final year results 2022: 31 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions

PRESS RELEASE Regulated information
Monday 20 February 2023 – 08.00 a.m. CET

taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.